Overstock.com, Inc.
799 West Coliseum Way
Midvale, Utah 84047

October 26, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attn: Anuja A. Majmudar and Karina Dorin

Re:        Overstock.com, Inc.
Form 10-K for the fiscal year ended December 31, 2022
Filed February 24, 2023
File No. 000-49799

Ladies and Gentlemen:

We write in response to a follow-up letter dated October 12, 2023 ("Follow-up Letter"), addressed to Adrianne Lee, Chief Financial Officer of Overstock.com, Inc. ("we," "us," "our," or the "Company"), regarding our response dated October 2, 2023 to a comment letter dated September 19, 2023 ("Comment Letter"), containing comments of the Staff of the Securities and Exchange Commission (the "Staff") with respect to our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022 (the "2022 Form 10-K").

For the convenience of the Staff, we have reproduced the text of each numbered paragraph in the Follow-up Letter, followed by our response. We respectfully submit the following information and responses with respect to each comment contained in the Follow-up Letter.

Response dated October 2, 2023

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 27

1.We note your response to our prior comment 2 states that you have "not identified material indirect consequences of climate-related regulation or business trends that would have a material impact on our business, financial condition, or results of operations." Please include a discussion explaining in greater detail your analysis and how you concluded on the materiality of each of the items noted in our prior comment for which disclosure was not deemed necessary. For example, please explain how you determined that "competitive factors other than lower emissions are the primary drivers in customers purchasing products from our website as compared to purchasing products from our competitors" and how you concluded that the "potential reputational risks associated with public perceptions surrounding our level of participation in carbon reduction efforts" have not had a material impact on your business or operations. Also, you state that since you are a retailer and not a manufacturer, you are limited in the ability to impact climate related effects of manufacturing. Please tell us how you considered discussing the indirect consequences of climate-related regulations or business trends relating to your distribution supply chain, including any greenhouse gas emissions related to shipping and transportation, and warehousing activities. In addition, disclose whether you have experienced increased competition to offer sustainable products or products that result in lower emissions.

We determined the below items listed in the Comment Letter were not required disclosure because we did not believe that they had a material impact on our business, financial condition, or results of operations during the period covered by our Form 10-K for the fiscal year ending December 31, 2022 ("2022 Form 10-K"), based on the below analysis.

•decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•increased demand for goods that result in lower emissions than competing products;
•increased competition to develop innovative new products that result in lower emissions;
•increased demand for generation and transmission of energy from alternative energy sources; and
•any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

In making the determination that the above items were not material and therefore not subject to disclosure, we considered customer reviews and research from third-party companies advising us on customer preference and key competitive factors in the online home furnishings and furniture industry.

The topic of greenhouse gas emissions was rarely addressed or mentioned by customers in product reviews. Upon analysis of ~4.3 million customer reviews made during the period covered by our 2022 Form 10-K, the terms greenhouse gas, GHG, and/or emissions, appeared in only 11 reviews, or ~0.000256% of reviews. On the other hand, customers regularly addressed or mentioned other factors we believe to be the predominant competitive factors. Upon analysis of ~4.3 million customer reviews made during the period covered by our 2022 Form 10-K, the terms quality, convenience, price, comfort, and/or shipping, appeared in ~2.34 million reviews, or ~54% of reviews.

During the period covered by our 2022 Form 10-K, our third-party research was consistent with the customer reviews we received, and greenhouse gas emissions were not identified as a primary driver (i.e. important) for customers when selecting where to shop for home furnishings and furniture. We considered various research reports and other information provided by third-party experts and consultants, including customer preference and segmentation data, to identify factors that matter most to customers so we could stay competitive in the online retail home furnishings and furniture space. The research confirmed that price, quality, assortment, convenience, findability, fulfillment, delivery, customer service, website functionality, brand recognition, and brand reputation, were primary drivers for customers when choosing where to shop. Items such as climate change and greenhouse gas emissions were not identified as primary drivers for customers.

The information and research we gathered supported the conclusion that competitive factors other than lower emissions are the primary drivers in customers purchasing products from our website as compared to purchasing products from our competitors. We used this information and research to establish the three brand pillars we referenced in our 2022 Form 10-K – "Product Findability," "Smart Value," and "Easy Delivery and Support," and to inform our determination that the predominant competitive factors include the below items referenced in Part I, Item 1, "Competition," of our 2022 Form 10-K:

•price;
•product quality and assortment;
•shopping convenience and product findability;
•website organization and experience;
•order processing and fulfillment;
•order delivery time and accuracy;
•customer service;
•website functionality on mobile devices;
•brand recognition; and
•brand reputation.

We concluded that potential reputational risks associated with public perceptions surrounding our level of participation in carbon reduction efforts have not had a material impact on our business or operations. As mentioned above, customer reviews provided negligible mention of greenhouse gas emissions. Similarly, we monitor press and media coverage and we are not aware of any significant negative publicity regarding our participation in carbon reduction efforts. Our carbon reduction efforts have not been a focus topic for our investors or analysts based on communications we’ve received from these groups. Having not made any material changes to the way we approach or participate in carbon reduction efforts and experiencing no material negative public perceptions in the past relating to such, we concluded that such potential risks were not material for disclosure purposes.

We considered all known indirect consequences of climate-related regulations or business trends relating to our distribution supply chain, including any greenhouse gas emissions related to shipping and transportation, and our limited warehousing activities, and determined they were immaterial for disclosure purposes. We are mindful of various environmental considerations and have implemented a shipping carrier screening process to ensure that we partner with responsible shippers when it comes to the environment. Similarly, we have sought to make environmentally responsible choices at our fulfillment centers by increasing the percentage of recycled and recyclable materials used in our packaging. For example, we moved to 100% recycled air pillows during the period covered by the 2022 Form 10-K at no additional cost. Although environmental responsibility is one factor we consider when selecting shipping partners and at our warehouses, we weigh this with other competitive factors listed above, such as price, order processing and fulfillment, order delivery time and accuracy, and customer service. We have not found it necessary to sacrifice service or cost to conduct our business in an environmentally responsible manner and we did not find that such decisions were material for disclosure purposes.

Our third-party research and customer reviews referenced above further support our belief that we have not experienced increased competition to offer sustainable products or products that result in lower emissions. We further do not believe we have experienced an increased demand for generation and transmission of energy from alternative energy sources. Other than maintaining the solar panels on our amenities building at our corporate headquarters that were part of the original construction in 2017 and are used to partially offset our energy use, we do not generate or transmit energy.

We will continue to monitor the factors identified in the Comment Letter and to the extent that we conclude that any of the factors addressed above are reasonably likely to materially impact our business, financial condition, or results of operations, we will make appropriate disclosures in future filings.

2.We note your response to the last bullet point in prior comment 3 states that you did not incur any costs associated with physical or operational damage caused by weather related impacts. However, you also state in response to the first and second bullet points of our prior comment that no severe weather conditions led to material physical damages resulting in material loss of business and operational disruption, and you did not experience any material weather-related damage to your property or operations during the periods covered by your 2022 Form 10-K. Please revise to clarify whether you experienced any weather-related damages to your property, business or operations for the years ended December 31, 2020, 2021 and 2022. If so, please explain how you concluded on materiality and provide quantitative information to support your determination.

In addition, we note your response references a risk factor relating to your dependence on third-party companies that support functions critical to your supply chain. Please revise your disclosure to more clearly explain how you could be impacted if severe weather impacts your customers, suppliers, partners, including third-party carriers and independent fulfillment partners.

We did not experience any weather-related damage to our property, business or operations for the years ended December 31, 2020, 2021 and 2022 at our owned or operated facilities.

In our asset-light operating model, we rely on third-parties that support functions critical to our supply chain and severe weather events affecting those third parties' operations could potentially cause temporary impacts. However, our asset-light business model helps us mitigate any consequences of severe weather events. We have millions of customers that are spread out geographically. We have thousands of partners that are spread out geographically (including third-party manufacturers, distributors and other suppliers) and these partners maintain the products sold on our website at various locations that are spread out geographically and these partners ship the products sold on our website through various shipping carriers that are also spread out geographically. While any given geographic area may experience temporary negative impacts of a severe weather event, we believe that such an event is unlikely to have a material impact on our business as a whole and therefore is not specifically identified as a material risk within our risk factors.

For example, in February of 2021, Texas experienced the longest freezing streak in the state's history, causing shipping delays in the area and leaving millions of people without power. Our sales in Texas were temporarily disrupted due to the storm and we estimate that our business lost ~$1.1 million in gross merchandise sales ("GMS") as a result of the storm1. This GMS loss amounted to only ~0.132% of our business quarterly GMS and was not material. As a result of our asset-light business model, we believe that severe weather is unlikely to cause material impacts to our business, financial condition, or results of operations and therefore does not rise to a material risk factor that should be disclosed.

3.We note your response to prior comment 4. Please tell us whether you expect to purchase carbon credits or offsets, or renewable energy certificates, in future periods.

As noted in our prior response, we voluntarily purchased renewable energy certificates from our local power company in each of the three years covered by our 2022 Form 10-K to partially offset our energy use, spending $6,338 in 2022, $6,338 in 2021, and $7,483 in 2020. We currently do not have plans to adjust the amount we spend to purchase carbon credits or offsets and expect amounts for current periods and periods in the immediate future to be in line with those incurred in 2022, 2021, and 2020.

* * * * *

If you would like to discuss the above response or any other matter, please contact the undersigned at (801) 947-3100, or our outside securities counsel at Bryan Cave Leighton Paisner LLP, Todd M. Kaye, at (314) 259-2194.

Sincerely,

OVERSTOCK.COM, INC.

/s/ ADRIANNE B. LEE
Adrianne B. Lee
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

cc:         E. Glen Nickle, Esq. (Overstock.com, Inc.)
Todd M. Kaye, Esq. (Bryan Cave Leighton Paisner LLP)

______________________________________
1 In calculating the amount lost in Texas in February 2021 as a result of the storm, we compared GMS in January 2021 to February 2021 in Texas versus non-Texas areas in which we sell product. We applied the percentage change in the non-Texas locations to Texas to calculate what we would have expected for GMS in Texas in February 2021. We then reduced the expected amount of GMS by the amount actually received in GMS in Texas in February 2021, which resulted in a difference of approximately $1.1 million.